

August 27, 2012

William E. Saunders, Jr.
Chief Executive Officer
Community Choice Financial Inc.
7001 Post Road, Suite 200
Dublin, Ohio 43016

> **Re:** **Community Choice Financial Inc.**
> **Form S-4, Amendment No. 1**
> **Filed August 14, 2012**
> **File No. 333-182290**

Dear Mr. Saunders:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Prospectus cover page

1. We reiterate our prior comment number 3. With a view towards additional disclosure, supplementally advise the staff what customary conditions may be waived or indicate that none will be waived.

Overview, page 1

2. We note the modified description of your operations in the first three paragraphs at this heading. Please revise the first sentence to indicate this is management's opinion or cite the source for the statement, "leading retailer".

<u>DFS Acquisition, page 6</u>

3. As previously requested please quantify the activity of DFS in some fashion so that purchasers can understand its significance to your company. If its operations are not material to your company, you might simply state this.

<u>Exhibit Index, page E-1</u>

4. We reiterate our prior comment number 21, the supporting opinions, exhibits 5.2 through 5.9, cannot be limited as to person. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Thomas at 202-551-3452 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel